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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              GeneMedicine, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.001 per share
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                        (Title of Class of Securities)

                                   36870710
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                                (CUSIP Number)

               Andrew J. Levinson, Esq., Herzfeld & Rubin, P.C. 40 Wall Street, N.Y., N.Y. 10005 (212) 344-5500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 3, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No.  36870710                                       Page   of     Pages
                                                              ---    ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              David Blech
              ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

              PF ; BD

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                         7    SOLE VOTING POWER

                                907,000 shares
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                                133,333
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                                907,000 shares
     WITH
                         10   SHARED DISPOSITIVE POWER

                                133,333

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,040,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.0%

14   TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                 SCHEDULE 13D
CUSIP No.  36870710                                       Page 3  of     Pages
                                                              ---    ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              D. Blech & Co.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

              OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

                         7    SOLE VOTING POWER

                                -0-
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                                133,333
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                                -0-
     WITH
                         10   SHARED DISPOSITIVE POWER

                                133,333


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             133,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.0%

14   TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                  The following Amendment No. 1 (this "Amendment") to a
statement on Schedule 13D (the "Statement") filed on January 29,
1997 with respect to the common stock, par value $.001 per share
(the "Common Stock"), of GeneMedicine, Inc. (the "Issuer") is being filed on behalf of David Blech and D. Blech & Co.
Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the statement.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The information set forth under Item 3 is hereby supplemented by adding the following at the end of the last paragraph of Item 3:

                  Mr. Blech has further acquired, in open market purchases, 234,000 shares of Common Stock for an aggregate purchase price of $1,618,048.50 as set forth in the table below.

                                                       Price
                               Shares                   Per
             Date             Purchased                Share
             ----             ---------                -----
           1/27/97             17,000                $6.8125
           1/28/97             13,000                 6.6875
           1/29/97             24,000                 6.5625
           1/30/97             15,000                 6.9375
           1/31/97             10,000                 7.0625
           2/03/97            130,000                 6.9447
           2/04/97             25,000                 7.212

                  The source of approximately half of the funds required to effect the foregoing purchases was Mr. Blech's personal funds and the source of the remaining funds required to effect such transactions was borrowings of margin funds from or through the broker dealers by which such purchases were effected.


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Item 5.           Interest in Securities of the Issuer.

                  The information set forth under Item 5 is hereby deleted and replaced by the following:

                  (a) Mr. Blech has acquired 907,000 shares of the Common Stock. In addition, upon exercise, the Warrant is convertible into 133,333 shares of Common Stock. As the sole director and officer of D. Blech & Co., Mr. Blech could be deemed to beneficially own such shares of Common Stock. Accordingly,

Mr. Blech beneficially owns 8.0% of the Common Stock deemed to be outstanding based on 12,990,314 shares of Common Stock reported by the Issuer as outstanding on October 25, 1996 in its Quarterly Report on Form 10-Q for the period ending September 30, 1996.

                  In addition, D. Blech & Co., as holder of the Warrant, is the beneficial owner of 1.0% of the Common Stock deemed to be outstanding.


                  Mr. Blech has been advised by Nicholas R. Madonia, as trustee (the "Trustee") of several trusts in which Mr. Blech has interests as described herein (the "Trusts"), that the Trusts have acquired shares of Common Stock. Mr. Blech has neither the power to vote or direct the vote of the shares of Common Stock held by the Trusts nor the power with respect to, including the power to dispose of or direct the disposition of, such shares of Common Stock held by the Trusts. Accordingly, Mr. Blech disclaims beneficial ownership of such shares of Common Stock held by the Trusts.


                  Nevertheless, at times, certain of the Trusts, in the sole discretion of the Trustee, follow the investment strategies

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of Mr. Blech, and, on occasion, the Trustee solicits Mr. Blech's advice with respect to prospective or existing investments by the Trusts. In all such circumstances, the Trustee is not bound in any manner to follow such advice given by Mr. Blech, and the Trustee has the sole power and responsibility with respect to any investments made by the Trusts.


                  Described below are the Trusts in which Mr. Blech has an interest and which he believes, based on his discussions with the Trustee, own shares of Common Stock, the nature of Mr.
Blech's interest in such Trusts and the amount of shares of Common Stock believed by Mr. Blech, based on his discussions with the Trustee, to be held by each of the Trusts.


                  The Blech Family Trust is an irrevocable charitable unitrust created by Mr. Blech as grantor. The sole beneficiaries of The Blech Family Trust (other than the charitable remainder) are Mr. Blech's son, Edward A. and his nephew, Joshua. The Blech Family Trust has acquired 266,500 shares of Common Stock in open market purchases.


                  The Frontier Charitable Remainder Trust is an irrevocable charitable unitrust, created by Mr. Blech as grantor.

During his lifetime, Mr. Blech is the sole beneficiary of this trust and is entitled to a distribution equal to 5% of the net fair market value of the trust's assets valued as of the first day of each taxable year, to be paid in quarterly installments. Mr. Blech has waived distributions from this Trust for the

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past three years.  The Frontier Charitable Trust has acquired
385,000 shares of Common Stock in open market purchases.


                  The Freedom Charitable Remainder Trust is an irrevocable charitable unitrust, created by Mr. Blech as grantor. During his lifetime, Mr. Blech is the sole beneficiary of this trust and is entitled to a distribution equal to 5% of the net fair market value of the trust's assets valued as of the first day of each taxable year, to be paid in quarterly installments. Mr. Blech has waived distributions from this Trust for the past three years. The Freedom Charitable Remainder Trust has acquired 371,000 shares of Common Stock in open market purchases.



                  The Sentinel Charitable Remainder Trust is an irrevocable charitable unitrust, created by Mr. Blech as grantor. During his lifetime, Mr. Blech is the sole beneficiary of this trust and is entitled to a distribution each year equal to the lesser of (i) the income of the trust for such year and (ii) 5% of the net fair market value of the trust's assets valued as of the first day of such taxable year, in each case to be paid in quarterly installments. Mr. Blech has waived distributions from this Trust for the past three years. The Sentinel Charitable Remainder Trust has acquired 75,000 shares of Common Stock in open market purchases.


                  (b) Mr. Blech has sole voting and dispositive powers with respect to 907,000 shares of Common Stock and shares with D.
Blech & Co. the voting and dispositive powers with respect to the remaining 133,333 shares identified in the Statement.


                  (c) The only transactions with respect to the securities of the Issuer by Mr. Blech since the filing of the Statement are the purchases detailed in the table set forth in
Item 3 of this Amendment. All such transactions were effected in open market transactions on the Nasdaq National Market. There have been no transactions since the filing of the Statement by D. Blech & Co. with respect to the securities of the Issuer since the filing of the Statement.



                  (d) No person other than Mr. Blech has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by Mr. Blech, and no person other than D. Blech & Co. has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock or Warrant owned or sold by D. Blech & Co.

                  (e)      Not applicable.


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                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 1997


                                              /s/ DAVID BLECH
                                              -----------------------
                                              David Blech



                                              D. BLECH & CO.

                                              By: /s/ DAVID BLECH
                                                 --------------------
                                                 David Blech


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